Philips unveils industry-changing lighting transformations

Tuesday, May 05, 2009

An unprecedented show of force at Lightfair 2009 unifies lighting competencies and delivers integrated solutions reflecting the new face of Philips Lighting

NEW YORK – LIGHTFAIR INTERNATIONAL 2009 – Philips today staked its claim as the world’s largest lighting solutions provider by introducing a wide range of new technologies, products and services that address both current and new uses of light. These innovations reflect a vastly expanded portfolio, the breadth of which is unique to the lighting industry. Ranging from components, electronics and fixtures to complete solid-state lighting systems with advanced controls, these latest introductions showcase Philips’ holistic, energy-efficient and high-quality approach to lighting.

Fueled by a series of valuable acquisitions, investment in green technologies and focus on the customer, Philips is expanding upon its “bulb” and “fixture” heritage to include broader integrated lighting solutions. These enable building owners and consumers alike to transform their spaces with light like never before be it for cost-saving purposes, energy efficiency or to customize their surroundings. A majority of today’s buildings use dated lighting, lacking both the efficiency and transformative capabilities made possible by new technologies including light emitting diodes (LEDs) and higher-efficiency fluorescent systems.

“In recent years Philips has made substantial investments to grow into the world’s largest integrated lighting solutions provider, bringing together all of the elements that help our customers use light in new and transformative ways,” said Rudy Provoost,  Chief Executive Officer, Philips Lighting.

“Lighting is no longer a mere utility, it has been shown to affect the way we live, work and feel. It’s also a considerable drain on our energy resources, accounting for 22% of electricity use in America. In today’s economic climate it’s imperative that we assemble the right technologies and services for our customers to create experiences, inspire new applications, and mitigate strain on energy resources.”

Lighting has taken center stage in recent months as the “green” design movement continues to gain momentum. This includes the U.S. administration’s goal to improve new building efficiency by 50% and existing building efficiency by 25% over the next decade. In addition, the February stimulus package and recently-signed omnibus appropriations bill carved out a direct opportunity for lighting, the latter setting aside $25 million for LED-related research and development in 2009.

At Lightfair, Philips is showcasing the powerful range of its lighting solutions, made possible by innovations at every level of the lighting value chain. Highlights include:

•	Energy Services: A new comprehensive lighting audit and upgrade program in conjunction with strategic partners. This program guarantees economic payback, reduced carbon footprint and increased light quality for today’s overwhelmingly inefficient buildings.

•	Professional Solid-State Lighting: Highly-efficient LED luminaires for wide-ranging interior and exterior uses – leveraging the company’s expanded in-house technology, expertise and intellectual property across all system layers.

•	Residential Solid-State Lighting: An advance preview of a forthcoming 600-lumen A-shape LED bulb that will effectively replace inefficient 40-watt incandescent alternatives.

•	Components: The industry’s first power LED that offers specific lumens per watt efficacy, helping manufacturers develop energy-saving luminaires. The new high-performing modules have also been launched for downlight luminaires.

•	Professional Lamps: Advanced, higher-efficiency conventional lamps for outdoor, commercial, retail, and industrial use, including fluorescent and ceramic metal halide technology, which easily replace existing sources to deliver industry low wattage and significant cost savings.

•	Electronics: Optimized ballasts and LED drivers that provide enhanced energy efficiency and promote sustainability in integrated lighting systems, used in a range of outdoor, retail, sign, commercial and emergency applications.

Please visit www.philips.com/media for more information.

For further information, please contact:
Felicia Spagnoli
Philips Color Kinetics
Tel:  +1 781-418-9292
Email:  felicia.spagnoli@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.